                                                                                                       June 11, 2008

Ms. Sally Samuel, Esq.
Office of Insurance Products
Division of Investment Management
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

RE:  Pre-effective amendment #3 to registration statement on Form N-4;
        File no. 333-150220

Dear Ms. Samuel:

Along with this letter, we are filing pre-effective amendment #2 to the above-referenced registration statement.  This filing responds to comments that you and Michelle Roberts provided on June 9, 2008.  A summary of your comments and our responses follows.

1.       You asked that in lieu of general references throughout the prospectus to State-by-State variations in the annuity contract, we provide a more specific discussion of the material State-specific differences.  We have done so.
2.       In the section entitled "Your Optional Benefit Fees and Charges", you asked that we set forth the maximum charge in the
         "Total Annual Charge" column, and also that we use a separate footnote for the explanation of the charge for each optional benefit.  Finally, you asked that we move the text of footnote 3 to the preamble to this table.  We have done so.
3.       In the Expenses Examples, you asked that we calculate the expenses on the assumption that no credit was granted, and that in that tables themselves, we say "the" $10,000 invested.  We have done so.
4.       In the section entitled "What Are The Fixed Allocations?", you asked that we add a more specific cross-reference with regard to the term "Strips."  We have done so.
5.       In the Section entitled "Living Benefit Programs", you referred to language that states that PALAC reserves the right to transfer Account Value to a permitted investment option, and that also alludes to a required asset allocation model.  We have amended that language in accordance with your comments.
6.       In the subsection within Highest Daily Lifetime Seven concerning the LIA optional benefit, you sought clarification of the phrase "one or both" (referring to the eligibility conditions.  We have amended that phrase to reflect these eligibility rules:

A designated life qualifies if:

o        He/she is confined to a qualified nursing facility; OR
o        He/she is not at a qualified nursing facility, but cannot perform 2 or more ADLs; OR
o        He/she is in a qualified nursing facility and also cannot perform 2 or more ADLs.

1.       In "When Do You Process And Value Transactions?", you asked us to refer to the "SEC" in the sub-section addressing Section
         22(e).  We have done so.
2.       In Part C, in response to your comments, we have (i) added language used in PALAC's 34 Act periodic reports to describe our dealer agreements and (ii) included (through incorporation by reference) all participation agreements.

 Prudential Annuities Life Assurance Corporation (the "Corporation") acknowledges that:

o        Should the Securities and Exchange Commission (the "Commission") or the staff, acting pursuant to delegated authority, declare the instant filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

o        The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Corporation from its full responsibility for the adequacy and accuracy of the disclosure in the filing;
              and

o        The Corporation may not assert a declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We are including with this letter acceleration requests with respect to both the instant registration statement and the companion
Form S-3 (333-136996).  We also include, as part of this filing, a prospectus for Optimum XTra, the "private label" version of XTra
Credit Eight.  The Staff's comments above also are reflected in that prospectus.

We appreciate your attention to this filing.

                                                              Sincerely,

                                                                C. Christopher Sprague
                                                                 /s/C. Christopher Sprague